UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orleans Homebuilders, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3333 Street Road
Address of Principal Executive Office (Street and Number)

Bensalem, PA 19020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Orleans Homebuilders, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K within the proscribed period of time because the Company was not able to complete its financial statements reflecting amendments to the Company’s revolving credit facility (the “Credit Facility”) under the waiver letter extension executed on September 15, 2008 as the amendment had not yet been effective and closed.

The Company and its lenders had been working diligently toward completing formal documentation of a Second Amended and Restated Revolving Credit Loan Agreement (the “Amended Credit Agreement”), however, it could not have been completed within the proscribed period of time without unreasonable effort and expense.  The Amended Credit Agreement was closed on September 30, 2008.

As a result of delays in finalizing the documentation of the Amended Credit Agreement, additional time was required to close and execute the Amended Credit Agreement and update the related disclosure in the Form 10-K.  As a result of the amendments to the Credit Facility, the Company’s financial statements and revolving credit facility summary presentations have been materially impacted by the terms contained in the Amended Credit Agreement.

The Company currently anticipates filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2008 by October 1, 2008, however, the Company can offer no assurance that it will be able to do so.   In addition, the Company currently anticipates having its fourth quarter earnings call on or before October 3, 2008.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

Certain information included herein and in other Company statements, reports and Securities and Exchange Commission (“SEC”) filings is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning anticipated amendments to the Company’s Credit Facility.  Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company statements, reports and SEC filings.  These risks and uncertainties include the conditions in the credit markets, the reaction of the Company’s lenders to a request for an amendment to the Credit Facility, local, regional and national economic conditions, the effects of governmental regulation, the competitive environment in which the Company operates, fluctuations in interest rates, changes in home prices, the availability and cost of land for future growth, the availability of capital, the availability and cost of labor and materials, our dependence on certain key employees and weather conditions.   Additional information concerning factors the Company believes could cause its actual results to differ materially from expected results is contained in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and Quarterly Report filed on Form 10-Q for the fiscal quarter ended March 31, 2008 filed with the SEC.

SEC 1344 (05-06)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Garry P. Herdler	215	245-7500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of its assessment of inventory in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Live Assets,” the Company has concluded that an impairment of its inventory exists. At this time, the Company believes its fourth quarter of fiscal 2008 results will include a non-cash pre-tax inventory impairment charge of approximately $20.0 million.  In addition, the Company believes that its fourth quarter of fiscal 2008 results will include charges for the write-off of abandoned property of approximately $7.8 million.  Pursuant to the establishment of a full valuation allowance against the Company’s deferred tax asset in the third quarter of fiscal 2008, the Company recorded an additional valuation allowance of approximately $10.1 million during the fourth quarter of the fiscal year ended June 30, 2008, fully offsetting the additional deferred tax assets established primarily as a result of impairment charges recorded in the fourth quarter of fiscal 2008.  Including these charges, the Company believes that its fourth quarter of fiscal 2008 basic and diluted loss per share from continuing operations will be approximately $1.85 and its basic and diluted loss per share for the fiscal year ended June 30, 2008 will be approximately $7.78, including approximately $6.60 of basic and diluted loss per share from continuing operations.

ORLEANS HOMEBUILDERS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 30, 2008	By	/s/ Garry P. Herdler
Name: Garry P. Herdler
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).